SUPPLEMENT TO
                  DISTRIBUTION PLAN FOR IVY FUND CLASS B SHARES

         WHEREAS, Ivy Fund is registered as an open-end investment company under the Investment Company Act of 1940 (the "Act") and consists of one or more separate investment portfolios (the "Portfolios") as may be established and designated from time to time;

         WHEREAS, the Board of Trustees of Ivy Fund has adopted a Plan dated October 23, 1993 (the "Plan"), in accordance with the requirements of the Act and determined that there is a reasonable likelihood that the Plan will benefit Ivy Fund and its shareholders;

         WHEREAS, the Board of Trustees, pursuant to Section 1 of the Plan, desire to supplement the Plan so that the Plan pertains to the Class B Shares of three new Portfolios of the Ivy Fund: Ivy Latin America Strategy Fund, Ivy International Bond Fund, and Ivy New Century Fund.

NOW THEREFORE, Ivy Fund hereby supplements Section 1 of the Plan to read as follows:

         1. The Plan will pertain to the Class B shares of Ivy China Region Fund, Ivy Emerging Growth Fund, Ivy Growth Fund, Ivy Growth with Income Fund, Ivy International Fund, Ivy Latin America Strategy Fund and Ivy New Century Fund and Ivy International Bond Fund and to the Class B shares of such Portfolios as shall be designated from time to time by the Board of Trustees in any supplement to the Plan ("Supplement").

IN WITNESS WHEREOF, Ivy Fund has adopted this Distribution Plan as of this 23rd day of September, 1994.


                                          IVY FUND


                                          By:     /s/ MICHAEL G. LANDRY
                                          Title:  President